Exhibit 99.9

Half-year results – Neuilly-sur-Seine, Monday, July 20, 2026 – 5.45 pm

HALF-YEAR 2026 RESULTS

Sustained increase in rental income (€110M, +4%)

Strengthened portfolio (€4.3BN, +5% VS. END OF 2025)

WITH A DELIVERY PIPELINE FOR 2026 UP TO €200M

And updated targets for 2026

Indicators	2026 Initial targets		2026 Updated targets		2025 actual data		Change vs. 2025
Rental income	€220	m	€221	m	€212	m	+4%
Recurring net income per share – Group share	~€6		~€6		€6.0		Stable
LTV EPRA ratio	~40%[1]		~42%[1]		41.1%		~+1 pt
Net debt / EBITDA ratio	8.5	x	8.5	x	8.5	x	Stable
Dividend per share	€3.65[2]		€3.65[2]		€3.45		+6%

Jean-Claude Le Lan, Founder & Chairman of ARGAN’s Supervisory board:

“In the first half of 2026, ARGAN once again delivered excellent financial performance, reflecting the strength of its profitable growth model combined with disciplined debt management, despite a macroeconomic and geopolitical environment that remains challenging. Rental income increased by 4%, leading to an upward revision of the full-year 2026 target to more than €221 million, while recurring net income per share reached €3, in line with the full-year target of approximately €6 per share.

These results underscore the quality of our portfolio, which remains 100% occupied and continued to grow to €4.3 billion (excluding transfer taxes), up 5% over the first six months of 2026. During the period, we also maintained a strong financial structure, with an EPRA LTV ratio of approximately 42% and a net debt-to-EBITDA ratio of 8.8x.

Our continued financial discipline, combined with a selective capital allocation strategy, enables us to accelerate our development on a solid foundation while creating sustainable long-term value.”

[1]	Assuming a capitalization rate unchanged from the end of June 2026 (5.25%, excluding transfer taxes), and taking into account the investments brought forward from 2027 into 2026 as part of the updated 2026 guidance.
[2]	Subject to approval by the Annual General Meeting to be held on March 25, 2027.

Financial performance as at June 30, 2026

Financial key figures:

Consolidated income statement	June 30, 2026		June 30, 2025		Change
Rental income	€109.7	m	€105.8	m	+4%
Net income – Group share	€156.2	m	€135.9	m	+15%
Net recurring income – Group share	€77.5	m	€78.0	m	-1%
Net income / share – Gp share	€6.1	[1]	€5.3		+15%
Recurring net income / share – Gp share	€3.0	[1]	€3.1		-1%

Valuation indicators	June 30, 2026		Dec. 31, 2025		Change
Portfolio valuation excluding duties	€4.27	bn	€4.07	bn	+5%
NAV EPRA NTA per share	€93.8	[2]	€91.5		+3%
NAV EPRA NRV per share	€106.3	[2]	€103.5		+3%
NAV EPRA NDV per share	€94.8	[2]	€92.7		+2%

Debt indicators	June 30, 2026		Dec. 31, 2025		Change
EPRA LTV	42.1%		41.1%		+100 bps
EPRA LTV (including duties)	39.7%		38.6%		+110 bps
Net debt to EBITDA	8.8	x3	8.5	x	+0.3x
Cost of debt	2.50%		2.10%		+40 bps

ARGAN’s consolidated financial statements for the first half of 2026 were approved by the Executive Board on July 20, 2026, and by the Supervisory Board on the same day. The statutory auditors have completed their limited review procedures on the consolidated financial statements. Their limited review report will be issued once the specific verification procedures have been finalized.

Strong financial performance

ARGAN continued to successfully execute its strategy of profitable and disciplined growth, delivering solid increase in rental income (+4%) with group share recurring net income representing a 71% margin on rental income. These results once again demonstrate the Group’s ability to translate its strong operating performance into robust cash flows, supported in particular by disciplined debt management.

Rental income: up +4% in the first half of 2026

In the first six months of 2026, ARGAN recorded an increase of +4% in its rental income, at €110 million. The growth in the first half of the year came primarily from the full-year impact of 2025 deliveries, complemented by rent indexation (+0.6%) as at January 1, 2026.

Occupancy rate at 100%

ARGAN returned to an occupancy ratio of 100% since the first quarter of 2026 with the rental by JS LOGISTICS of a 32,000 sq.m space that was previously vacant on the Coudray-Montceaux site in the greater Paris area (while national vacancy rate stood at 6.8% at the end of June 2026 according to CBRE). The EPRA vacancy rate was 0.1%.

[1]	Computed based on the weighted average number of shares outstanding of 25,748,171.
[2]	Computed based on the number of shares outstanding as of June 30, 2026, of 25,766,939.
[3]	Net debt-to-EBITDA ratio for the first half of 2026, computed by annualising first-half EBITDA (i.e., multiplying first-half EBITDA by two).

Group share recurring net income per share: €3, in line with the €6 target for the year

Group share recurring net income amounted to €77.5 million at the end of June 2026, representing a 71% margin on rental income. On a per-share basis, recurring net income reached €3.0, in line with the full-year 2026 guidance. Recurring net income for the first half of 2026 remained broadly stable compared with the first half of 2025, reflecting the higher finance costs associated with the €500 million bond issue completed in April 2026, with a 3.779% coupon. As a reminder, recurring net income is the best measure of the Group’s cash generation and reflects ARGAN’s ability to continue funding its development model.

The change in the fair value of the property portfolio had a positive impact of €77.1 million, reflecting capitalization rates that remained stable compared with the end of 2025. Including this fair value effect, net income attributable to the Group amounted to a strong €156.2 million for the first half of the year.

Ongoing portfolio and NAV EPRA NTA growth

Premium portfolio valued at €4.27 billion, with the capitalization rate at 5.25% (excl. transfer duties), up 5% over six months

The delivered portfolio (excluding properties under development) stood at 3,870,000 sq.m as at June 30, 2026. Its valuation was €4.27 billion excluding duties (€4.54 billion including duties), up +5% from December 31, 2025.

The portfolio valuation stood on a capitalization rate of 5.25% (excluding duties), stable from December 31, 2025. The EPRA net initial yield (including duties) stood at 4.95%, very close to national PRIME yield of 4.90% (source: CBRE as at June 30, 2026), thus reflecting the PREMIUM-quality of our assets.

The average residual lease fixed-term was 4.9 years, compared with 5.0 years as at December 31, 2025.

The weighted average age was 12.6 years.

NAV EPRA of continuation (NTA) at €93.8 per share

The NRV (reconstitution NAV) was €106.3 per share as at June 30, 2026 (+3 % over six months).

The NTA (continuation NAV) was €93.8 per share as at June 30, 2026 (+3 % over six months).

The NDV (liquidation NAV) was €94.8 per share at June 30, 2026 (+2 % over six months).

More particularly, the growth in the NTA (continuation NAV) over the half-year represents, in value, an increase of +€2.3 from December 31, 2025 that comes from the net result per share (+€3.0), positive change in the value of the portfolio (+€2.9), the payment of the dividend in cash exclusively (-€3.5).

Debt under control

ARGAN continued its policy of debt control. At the end of June 2026, the company presented following ratios:

●	An EPRA LTV ratio (excluding duties) of 42.1% vs. 41.1% at the end of 2025;

●	A net debt to EBITDA ratio of 8.8X vs. 8.5X at the end of 2025.

ARGAN’s gross financial debt amounted to €2.1 billion as of June 30, 2026. Net debt stood at €1.8 billion, after taking into account cash and cash equivalents of €320 million at June 30, 2026.

As of June 30, 2026, the Group’s debt notably included an inaugural Green Bond successfully issued in April for €500 million, maturing in October 2029 with an annual coupon of 3.779%. The issue was strongly oversubscribed (5.5x), once again demonstrating investors’ confidence in the Group’s credit quality and sustainable development strategy.

The proceeds from the issuance will be used to refinance the €500 million bond issued in 2021 upon its maturity on November 17, 2026.

The average cost of debt remained well controlled at 2.50% as of June 30, 2026 (compared with 2.10% as of December 31, 2025, and expected to be around 3.0% at year-end 2026), with an average debt maturity of 4.5 years, excluding the €500 million bond issued in 2021, which matures on November 17, 2026.

The debt structure limits risks, being mostly incurred with fixed or hedged variable rates with the following split:

●	70 % fixed-rate debt;

●	30 % hedged variable debt;

●	No non-hedged variable debt.

ARGAN accelerates its development roadmap in 2026 with two projects originally scheduled for early 2027

Two new projects brought forward to 2026

ARGAN continued to execute its development plan at a sustained pace, bringing forward its delivery schedule. As a result, two projects initially scheduled for completion in 2027 will now be delivered in the fourth quarter of 2026, strengthening the Group’s development pipeline for 2026. This acceleration relates to the developments for:

-	Jung Logistique, in Tournan-en-Brie (77, Seine-et-Marne), for 30,000 sq.m. This new Aut0nom®-labelled warehouse is located in one of the historic logistics hubs of eastern Greater Paris, where ARGAN first established its development footprint. A distinctive feature of the site is its direct rail access;

-	A new customer, through the acquisition of a 13,000 sq.m. warehouse in Sorigny, adjacent to the warehouse recently delivered for Danone.

A €200 million Investment Plan

Following the acceleration of the two projects from 2027 into 2026, the Group’s development pipeline for the current year now comprises 10 projects, seven of which have already been delivered. Total deliveries scheduled for 2026 now represent a record €200 million investment program, with an average yield of more than 6%.

Beyond 2026, ARGAN intends to continue strengthening its portfolio by investing approximately €150 million annually to support its long-term growth strategy, while deploying its AutOnom® warehouse concept, which generates its own energy on site.

2026 financial calendar (Publication of the press release after closing of the stock exchange)

●	October 1: Net sales of 3rd quarter 2026

2027 financial calendar (Publication of the press release after closing of the stock exchange)

●	January 4: Net sales of 4th quarter 2026

●	January 21: Annual results 2026

●	March 25: General Assembly 2027

About ARGAN

ARGAN is the only French real estate company specializing in the DEVELOPMENT & RENTAL OF PREMIUM WAREHOUSES listed on EURONEXT and is the leading player of its market in France. Building on a unique customer-centric approach, ARGAN develops PREMIUM and pre-let -labelled warehouses – i.e., which produce their own energy for self-consumption – for blue-chip companies, with tailor-made services throughout all project phases from the development milestones to the rental management. As at June 30, 2026, ARGAN represented a portfolio of 3.9 million sq.m, with close to 110 warehouses located in the continental area of France. Appraised at a total of €4.3 billion (excl. duties), this portfolio generates a yearly rental income of €224 million (yearly rental income based on the portfolio delivered as at June 30, 2026).

Profitability, well-mastered debt and sustainability are at the heart of ARGAN’s DNA. The financial solidity of the Group’s model is notably reflected in its Investment-grade rating (BBB- with a stable outlook) with Standard & Poor’s. ARGAN is also deploying a committed ESG policy addressing all its stakeholders. Achievements as part of this roadmap are regularly recognized by third-party agencies such as GRESB (rated: 83/100), Sustainalytics (low extra-financial risk), Ethifinance (gold medal) and Ecovadis (silver medal – top 15% amongst rated companies).

ARGAN is a listed real estate investment company (French SIIC), on Compartment A of Euronext Paris (ISIN FR0010481960 - ARG) and is included in the Euronext SBF 120, CAC All-Share, EPRA Europe and IEIF SIIC France indices.

www.argan.fr

Francis Albertinelli – CFO	Marlène Brisset – Media relations
Aymar de Germay – General Secretary	Phone: +33 6 59 42 29 35
Samy Bensaid – Head of Investor Relations	E-mail: argan@cdrconsultancy.com
Phone: +33 1 47 47 47 40
E-mail: contact@argan.fr

Appendices

Consolidated net income (IFRS)

In millions of €	June 30, 2025 (6 months)	December 31, 2025 (12 months)	June 30, 2026 (6 months)
Rental income	105.8	212.0	109.7
Rebilling of rental charges and taxes	29.8	35.2	32.6
Rental charges and taxes	-30.4	-36.2	-32.9
Other property income	2.0	4.4	2.0
Other property expenses	-0.3	-0.6	-0.3
Net property income	107.0	214.8	111.1
EBITDA	100.1	199.9	103.1
Depreciation, amortisation and provisions	-0.1	-0.3	-0.1
Current Operating Income	100.0	199.6	103.0
Of which IFRS 16 impact	1.7	3.1	1.9
Change in fair value of the portfolio	63.0	93.8	77.1
Change in fair value IFRS 16	-1.2	-2.5	-1.2
Other operational expenses	-	-	-
Income from disposals	-	-0.1	-0.1
Operating income	161.8	290.9	178.7
Income from cash and equivalents	0.6	0.7	1.3
Interest on loans and overdrafts	-19.0	-37.0	-21.8
Interest on IFRS 16 lease liabilities	-1.0	-1.9	-0.9
Borrowing costs	-1.8	-3.8	-1.9
Bridge loan borrowing costs	-	-1.5-	--
Change in fair value of the derivative instruments	-
Early repayment penalties	-	-	-
Income before tax	140.7	247.4	155.4
Other financial income and expenses	-2.6	0.6	3.5
Tax	-	-	-
Share of profit of equity-accounted companies	-	-	-
Consolidated net income	138.0	248.0	158.9
Consolidated net income – group share	135.9	245.2	156.2
Net income per share – Group share (€)	5.3	9.6	6.1

Recurring net income

In millions of €	June 30, 2025 (6 months)	December 31, 2025 (12 months)	June 30, 2026 (6 months)
Consolidated net income	138.0	248.0	158.9
Change in fair value of hedging instruments	-	-	-
Change in fair value of the portfolio	-63.0	-93.8	-77.1
Income from disposals	-	0.1	0.1
Other financial expenses	2.6	-0.6	-3.5
Tax	-	-	-
Share of profit of equity-accounted companies	-	-	-
Early repayment penalties	-	-	-
Allocation of free shares	0.9	2.0	-
Other operating expenses non-recurring	-	-	-
Impact of IFRS 16	0.5	1.3	0.2
Net recurring income	79.0	156.9	78.7
Minority interests	1.0	2.1	1.2
Net recurring income – Group share (EPRA)	78.0	154.8	77.5
(EPRA) Group share recurring net income margin on revenues	74%	73%	71%
Recurring net income per share (€)	3.1	6.0	3.0

EPRA rental vacancy

In millions of €	June 30, 2025 (6 months)	December 31, 2025 (12 months)	June 30, 2026 (6 months)
Estimated rental value of vacant space (A)	0.6	2.3	0.3
Total estimated rental value (B)	211.1	214.3	230.1
EPRA vacancy rate (A/B)	0.3%	1.1%	0.1%

Simplified consolidated balance sheet

In millions of €	June 30, 2025	December 31, 2025	June 30, 2026
Non-current assets	4,192.6	4,261.3	4,468.5
Current assets	113.6	101.9	418.4
Assets held for sale	-	-	-
Total Assets	4,306.2	4,363.2	4,886.9
Shareholders’ equity	2,297.3	2,408.2	2,475.8
Minorities	40.7	41.3	41.0
Non-current liabilities	1,751.9	1,129.5	1,435.2
Current liabilities	216.3	784.2	934.8
Liabilities classified as held for sale	-	-	-
Total Liabilities	4,306.2	4,363.2	4,886.9

NAV EPRA

	December 31, 2025			June 30, 2026
	NRV	NTA	NDV	NRV	NTA	NDV
Shareholders’ equity (in €m)	2,408.2	2,408.2	2,408.2	2,475.8	2,475.8	2,475.8
Shareholders’ equity (in €/share)	93.6	93.6	93.6	96.1	96.1	96.1
+ Fair value of financial instruments (in €m)	1.5	1.5	-	-2.3	-2.3	-
- Goodwill in the balance sheet (in €m)	-	-55.6	-55.6	-	-55.6	-55.6
+ Fair value of fixed-rate debt (in €m)	-	-	32.2	-	-	22.1
+ Transfer taxes (in €m)	253.8	-	-	264.8	-	-
= NAV (in €m)	2,663.5	2,354.1	2,384.8	2,738.3	2,417.8	2,442.2
= NAV (in €/share)	103.5	91.5	92.7	106.3	93.8	94.8

EPRA LTV

In millions of €	June 30, 2025	December 31, 2025	June 30, 2026
Include
Borrowings from Financial Institutions	1,206.8	1,164.9	1,122.7
Lines of credit	-	25.0	-
Bond loans	500.0	500.0	1,000.0
Finance lease	42.5	30.4	22.1
Liabilities related to assets held for sale	-	-	-
Exclude
Cash and cash equivalents	-32.3	-27.2	-320.5
Net Debt (a)	1,717.1	1,693.1	1,824.3
Include
Owner-occupied property	11.1	11.1	10.9
Investment properties at fair value	4,016.9	4,052.4	4,268.8
Properties under development	27.4	60.8	52.9
Properties held for sale	-	-	-
Total Property Value (b)	4,055.4	4,124.3	4,332.6
LTV (a) / (b)	42.3%	41.1%	42.1%
Real Estate Transfer Taxes - RETTs (c)	247.0	256.7	267.5
LTV (incl. RETTS) (a)/((b)+(c))	39.9%	38.6%	39.7%

Cost of debt

In millions of €	June 30, 2025	December 31, 2025	June 30, 2026
Gross debt	1,749	1,720	2,145
Annualized cost of financial debt	37	36	53
Cost of debt (SPOT at period-end)	2.1%	2.1%	2.5%

Disclaimer

Some elements or statements included in this press release may contain forward looking data or prospective estimates regarding potential future events, trends, roadmaps or targets. Although ARGAN considers these forward-looking statements rely on reasonable assumptions at the time this document is released, forward looking projections and announced trends are by nature subject to risks, identified or not as of today. These can lead to significant discrepancies between actual results and those indicated or implied in elements or statements contained in this press release. For more detailed information regarding risks, readers can refer to the latest version of the Universal Registration Document of ARGAN, filed with the Autorité des marchés financiers (AMF) and available in a digital format on the AMF website (www.amf-france.org) as well as ARGAN’s (www.argan.fr).

ARGAN makes no undertaking in any form to publish updates or revise its forward-looking statements, nor to communicate new pieces of information, new future events or any other circumstances that may question these statements.